

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 14, 2017

James R. Bosley, Jr.
President and Chief Executive Officer
Farmers and Merchants Bancshares, Inc.
4510 Lower Beckleysville Road, Suite H
Hampstead, MD 21074

> **Re:** **Farmers and Merchants Bancshares, Inc.**
> **Registration Statement on Form 10**
> **Filed March 8, 2017**
> **File No. 000-55756**

Dear Mr. Bosley:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Andrew Bulgin
        Gordon Feinblatt LLC